January 23, 2009

Mr. Ernest Greene
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D. C. 20549

Dear Mr. Greene:

As discussed in our telephone conversation earlier this week, the purpose of this letter is to confirm receipt of your letter dated January 15, 2009 which outlines comments included in your File No. 1-07151 regarding the Company’s Form 10-K for the fiscal year ended June 30, 2008 and its Form 10-Q for the fiscal quarter ended September 30, 2008.

This further confirms the timing by which we plan to respond to your questions. As we discussed, we are currently focused on our accounting close, earnings release and preparation of the Company’s 10-Q for the second fiscal quarter of 2009. We have also planned a Board meeting for mid-February at which we’ll advise the Audit Committee of the SEC’s letter and our responses. It is important to us to provide a response to you as soon as possible. Consequently, we plan to provide you with our response by February 27, 2009.

I hope this timeline meets with your expectations. Should you have any questions concerns, please call me on 510-271-2873 or Angela Hilt, Vice President - Assistant General Counsel & Corporate Secretary, on 510-271-7021.

Best regards,

/s/ Thomas Johnson
Vice President - Corporate Controller

cc:
Dan Heinrich, Senior Vice President - Chief Financial Officer
Angela Hilt, Vice President - Assistant General Counsel & Corporate Secretary
Laura Stein, Senior Vice President - General Counsel